invensys®

Invensys plc

Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

24 October 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright

dlw 11/1

RNS Number:9551K
Invensys PLC
24 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Limited	93,962
Chase Nominees Limited	1,313,273
Midland Bank plc	79,800
Nortrust Nominees	384,975

Capital International Limited:

State Street Nominees Limited	224,071
Bank of New York Nominees	7,806,465
Northern Trust	2,829,491

Nortrust Nominees	27,314
Morgan Stanley	31,768
Lloyds Bank	48,870
Citibank NA Toronto	25,434
HSBC Bank plc	329,280
JP Morgan Chase Bank	41,076
Lombard Odier Et Cie, Geneva	275,856
Metzler Seel Sohn & Co.	33,600

Capital International, Inc.:

State Street Nominees Ltd	116,788
Bank of New York Nominees	433,868
Chase Nominees Limited	1,670,066
State Street Bank & Trust Co.	443,450
Citibank NA Toronto	180,628
HSBC Bank plc	45,794

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

20 October 2006

11) Date company informed

24 October 2006

12) Total holding following this notification

31,683,866

13) Total percentage holding of issued class following this notification

3.979% (3.253% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 24 October 2006

invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

20 October 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright